Nasdaq Regulation

Arnold Golub
Vice President
Office of General Counsel

September 12, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 11, 2023 The Nasdaq Stock Market LLC (the "Exchange") received from Nature Wood Group Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

American Depositary Shares, each representing eight Ordinary Shares

Ordinary Shares, par value $0.001 per share*

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

*Not for trading, but only in connection with the listing of the American Depositary Shares on The Nasdaq Stock Market LLC.